

SECURIT[illegible] [illegible]SSION

07001505

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SEC FILE NUMBER
8-53582

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Headwaters BD, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Tabor Center, 1200 17th St. - Suite 900
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

PROCESSED
MAR 0 6 2007
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roberta A. Laraway (303) 531-4604
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	ENGLEWOOD	CO	80237
(Address)	(City)	(State)	(Zip Code)


SEC MAIL
RECEIVED
PROCESSING
FEB 2 6 2007
WASH, D.C.
210
SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Roberta A. Laraway affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Headwaters BD, LLC, as of and for the year ended December 31, 2006, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Roberta A. Laraway
Signature

Dir. of Fin & Admin.
Title

1-26-07
Notary Public Denver County


JOHN PADILLA
NOTARY
PUBLIC
STATE OF COLORADO

My Commission Expires 09/08/2010

This report** contains (check all applicable boxes):

X a. Facing page.

X b. Statement of Financial Condition.

X c. Statement of Income (Loss).

X d. Statement of Cash Flows.

X e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

___ f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.

X g. Computation of Net Capital.

___ h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

___ i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.

___ j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.

___ k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.

X l. An Oath or Affirmation.

___ m. A Copy of the SIPC Supplemental Report.

___ n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

X n. Independent accountants' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEADWATERS BD, LLC

Table of Contents

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
Headwaters BD, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of Headwaters BD, LLC as of December 31, 2006, and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Headwaters BD, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Ehrhardt Keefe Steiner & Hottman PC

February 19, 2007
Denver, Colorado

HEADWATERS BD, LLC

Statement of Financial Condition
December 31, 2006

Assets

Current assets	
Cash and cash equivalents	$ 3,083,801
Advisory and other fees receivable	115,230
Prepaid expenses	64,568
Total current assets	3,263,599
Property and equipment, net	260,890
Deposits	10,432
Total assets	$ 3,534,921

Liabilities and Member's Equity

Current liabilities	
Accrued expenses	$ 1,513,231
Total current liabilities	1,513,231
Commitments	
Member's equity	2,021,690
Total liabilities and member's equity	$ 3,534,921

See notes to financial statements.

HEADWATERS BD, LLC

Statement of Income and Member's Equity
For the Year Ended December 31, 2006

Revenue	$ 16,826,589
Operating expenses	
Personnel	10,013,615
Commissions	1,449,148
Travel and entertainment	468,485
Marketing	408,466
Occupancy	326,234
Professional services	246,773
Database subscriptions and maintenance	208,393
Depreciation and amortization	180,210
Other	156,826
Office expense	128,411
Communications	67,059
Insurance	53,628
Total operating expenses	13,707,248
Other income (expense)	
Interest income	63,322
Loss on disposal of assets	(993)
Total other income	62,329
Net income	3,181,670
Beginning member's equity	-
Contributions from member	9,931,833
Distributions to member	(11,091,813)
Ending member's equity	$ 2,021,690

See notes to financial statements.

HEADWATERS BD, LLC

Statement of Cash Flows
For the Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 3,181,670
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	180,210
Loss on disposal of assets	993
Changes in assets and liabilities	
Advisory and other fees receivable	92,069
Prepaid expenses	(29,025)
Deposits	736
Accrued expenses	277,767
	522,750
Net cash provided by operating activities	3,704,420
Cash flows from investing activities	
Purchase of property and equipment	(147,227)
Proceeds from sale of property and equipment	750
Net cash used in investing activities	(146,477)
Cash flows from financing activities	
Contributions	10,617,671
Distributions	(11,091,813)
Net cash used in financing activities	(474,142)
Net increase in cash and cash equivalents	3,083,801
Cash and cash equivalents - beginning of year	-
Cash and cash equivalents - end of year	$ 3,083,801

Supplemental disclosure of non-cash activity:

During the year ended December 31, 2006, the Company's sole member contributed the following non-cash balances to the Company:

Advisory and other fees receivable	$ 207,299
Prepaid expenses	35,543
Property and equipment	295,616
Deposits	11,168
Accrued expenses	(1,235,464)
Net liabilities	$ (685,838)

See notes to financial statements.

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Organization

Headwaters BD, LLC (the Company) was formed in December 2005 as a Delaware limited liability company and began operations January 1, 2006. The Company, headquartered in Denver, Colorado, is licensed as a broker-dealer with the Securities and Exchange Commission (SEC), and is a registered member of the National Association of Securities Dealers (NASD). The Company offers its clients a variety of investment banking services, including mergers and acquisitions, capital raising and financial advisory services. The Company is engaged in a single line of business as a securities broker-dealer. The Company is exempt from Rule 15c3-3 under Subsection (K) and does not hold, nor does it plan to hold, any customers' securities or funds. Under this exemption, "Computation for Determination of Reserve Requirements" and "Information Relating to Possession or Control Requirements" are not required.

The Company is a wholly-owned subsidiary of Headwaters MB, LLC (Parent). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements. The operating results could vary from those that would have been obtained had the Company operated independently.

Cash and Cash Equivalents

The Company reports all highly liquid short-term investments purchased with original maturities of three months or less as cash equivalents. As of the balance sheet date, and periodically throughout the year, the Company has maintained balances in various operating accounts in excess of federally insured limits.

Concentrations of Credit Risk

The Company grants credit in the normal course of business to customers. The Company assesses the financial condition of its customers to reduce credit risk.

During the year ended December 31, 2006, two customers accounted for 47% of total revenues and 10% of total accounts receivable as of December 31, 2006.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, prepaids, and accrued expenses approximated fair value as of December 31, 2006 because of the relatively short maturity of these instruments.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Advisory and Other Fees Receivable

Advisory and other fees receivable are non-interest bearing and are recorded as earned by the Company. An allowance for uncollectible amounts is established to cover future losses based on management's best estimate of uncollectible amounts. Uncollectible receivables are charged against the reserve when identified. As of December 31, 2006, the Company determined all advisory and other fees receivable to be collectible.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is provided utilizing the straight-line method over the estimated useful lives for owned assets, ranging from 2 to 5 years, and the lesser of the estimated useful life or the related lease terms for leasehold improvements.

Revenue Recognition

Revenue is recorded for advisory services and other fees when earned in accordance with the terms of individually negotiated contracts.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's member and no provision for income taxes has been recorded in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness. The Company's net capital at December 31, 2006 was $1,570,570. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 0.96 to 1.00 as of December 31, 2006.

Note 3 - Property and Equipment

Property and equipment consist of the following at December 31, 2006:

Computer equipment	$ 156,310
Furniture and fixtures	130,737
Software	126,827
Leasehold improvements	27,226
	441,100
Less accumulated depreciation and amortization	(180,210)
	$ 260,890

Note 4 - Commitments

Operating Leases

The Company leases office space and facilities under non-cancelable operating leases. Rent expense for the year ended December 31, 2006 was $326,234.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,	
2007	$ 338,887
2008	338,887
2009	334,600
	$ 1,012,374

Note 5 - Related Party Transactions

During the year ended December 31, 2006, the Company recorded approximately $712,000 in revenues from related parties.

ACCOMPANYING INFORMATION

HEADWATERS BD, LLC

Computation of Aggregate Indebtedness and Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission December 31, 2006

Total member's equity	$ 2,021,690
Additions/deductions	
Property and equipment, net	(260,890)
Advisory and other fees receivable	(115,230)
Prepaid expenses and deposits	(75,000)
Net capital before haircuts on securities positions	1,570,570
Haircuts on investments	-
Net capital	$ 1,570,570
Total aggregate indebtedness	$ 1,513,231
Net capital	$ 1,570,570
Minimum net capital requirement (greater of $5,000 or 6 2/3% of aggregate indebtedness)	100,882
Excess net capital	$ 1,469,688
Aggregate indebtedness to net capital	96 %

Reconciliation with Company's computation:

There is no difference from the Company's computations included in its Part II of Form X-17a-5 as of December 31, 2006 and the audited computation above.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Member
Headwaters BD, LLC
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of Headwaters BD, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

with offices in
• DENVER & FORT COLLINS •
www.EKSH.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 19, 2007
Denver, Colorado

END